Exhibit 99.2

May 18, 2020
Dear shareholders,

As outlined in our letter from April 27, 2020, the COVID-19 outbreak is having a significant negative impact on our business in all our segments, and in response, we have taken a number of steps to maintain our cash liquidity and relationships with our advertisers.

At this point in time, it is still uncertain what exactly the impact of COVID-19 will have on the future of the online travel industry. One thing is already clear though – the industry will change significantly, and it will be important for us to constantly review the implications of this epidemic on our customers’ future behavior, our industry’s structure and competitive dynamics. Based on our current assumptions for 2020, we expect our full year revenue to be less than half of our full year 2019 revenue and to experience a significant Adjusted EBITDA loss.

COVID-19 – Impact on the future of the online travel industry
When the COVID-19 outbreak eases and travel and mobility restrictions are gradually lifted, we believe travelers will remain insecure about making long distance travel commitments for quite some time. As international travel restrictions will likely persist for the near future, we believe domestic and nearshore travel will become a more attractive alternative for many travelers. The worsening economic conditions are likely to increase the price consciousness of travelers going forward, making our deals driven product even more relevant.

Looking at travel opportunities, we anticipate that the safety restrictions implemented will limit the attractiveness of traveling for some time. The potential length of the lock-down by region, the government support offered to the various parts of the industry and the potential for re-emerging waves of COVID-19 in some countries make it very difficult for us to predict the impact of the pandemic on the structure of supply. In particular government support to businesses that suffer from low occupancy while restrictions persist will be important to rebuild the industry going forward. However, it seems likely that large industry participants will have easier access to funding and as a result, will likely be able to resume business more quickly, and therefore will gain market share. Overall, industry participants with a weaker financial position or less favorable competitive positions may face financial distress, leading to a generally higher level of consolidation in the industry.

We anticipate that we and other providers of performance marketing will have a more consolidated advertiser structure. We expect our marketplace to be negatively impacted for at least the next 6-12 months. On the other hand, we expect the competitive dynamics in SEM auctions to soften as major industry participants are likely to structurally reduce their spend in the channel.

Strategic implications for trivago and outlook
While some European countries have taken first steps back towards normality with some relaxations to the existing shutdown, we believe a cautious and gradual approach will be important to avoid a “second wave” of infections. Rebuilding in strides, a safe travel experience and our customers trust in traveling should be the main objective of our industry for the months to come.

As a result, we expect to experience only slowly recovering volumes, which will be depressed by the economic impact of the crisis, limited and restricted leisure offerings in destination and the only gradual return of perceived safety in traveling.

In addition, travelers’ greater focus on free-cancellable rates and advertisers’ exposure to overall higher cancellation levels may negatively affect our monetization levels going forward. We expect 2021 revenue levels to be below pre-crisis levels in any likely scenario. We are preparing for this new reality in the online travel industry in the following ways:

•We believe that we have the opportunity to become much more relevant to travelers, encouraging interaction with our site on a weekly and eventually even on a daily basis. As we believe local and nearby travel will become more attractive, we are working on adapting the product to inspire short-term trips that can be planned spontaneously. By increasing the relevance of the product and adding more features targeting our most loyal users, we aim to increase our retention and reduce our marketing intensity in the future.
•We are planning to support this pivot in our value proposition with a strong focus on branded marketing communication, our major strength and a key differentiator of our brand.
•It is not unlikely that we will de-emphasize performance marketing campaigns going forward. The first indications of our large-scale tests in the first quarter of 2020 showed that there is ample room to increase the efficiency of our performance marketing spend. With returning volumes we are planning to verify our findings and conclude on a long-term direction later in the year.
•In the first quarter of 2020, we tested two new features on our website: sponsored listings and display advertisement. We believe that they will offer advertisers an interesting supplement to our traditional auction and allow for tailored brand communication and more brand differentiation. We continue to iterate in this area of supplemental monetization and expect to test additional advertising formats going forward.
•We believe that we should offer a lower risk participation method for our advertisers in our marketplace, permitting them to limit the risk of paying us for bookings that are ultimately cancelled. We have started to assess the best way to do so and expect to be able to offer solutions until end of this year.
•In addition, we continue to focus on the execution of the strategy we communicated earlier this year.

Our key focus for the remainder of the year will be to implement these changes to our platform and product to prepare for the new normal in all aspects of our business.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this letter and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•the COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the global and local economy, the travel industry and our business and financial performance;
•as a result of the COVID-19 pandemic, we have experienced and may in the future experience an impairment of goodwill and increasing expenses for expected credit loss;
•marketplace changes or payment concessions we may make for our advertisers or their ability to satisfy their financial obligations as a result of COVID-19;
•we may not be able improve our profitability in future periods or may incur losses, even while our revenues decline;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•the effectiveness of our measures to increase advertiser diversity on our marketplace;
•increasing competition in our industry;
•our focus on hotel and other accommodations if users expect other services;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us consumer letters;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;

•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection;
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this letter, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
This letter contains reference to certain non-GAAP (Generally Accepted Accounting Principles) measures that our management believes provide our shareholders with additional insights into trivago’s results of operations. The non-GAAP measures referred to in this letter are supplemental in nature. They should not be considered in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. The definition of this non-GAAP financial measure as well as reconciliations of trivago’s historical non-GAAP financial information to trivago’s financial statements as prepared under GAAP are included in the Exhibit 99.1 to Form 6-K that accompanies this letter.

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